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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69188

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Robinhood Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

85 Willow Road
(No. and Street)

Menlo Park	CA	94025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Lyons	(916) 496-0291	jlyons@robinhood.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst and Young LLP
(Name – if individual, state last, first, and middle name)

725 S Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Kelati _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Robinhood Financial LLC _____, as of December 31st _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public State of Florida
Erin Aubrey Ward
My Commission HH 068842
Expires 01/12/2025

Signature: *Daniel Kelati*

Title:
CFO and Principal Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

	PAGE NO.



Ernst & Young LLP
725 S Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and The Board of Managers of Robinhood Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robinhood Financial LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

February 25, 2022

ROBINHOOD FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION

(In thousands)		December 31, 2021
Assets		
Cash and cash equivalents	$	171,936
Due from affiliated broker-dealer		69,128
Accrued interest receivables		6,667
Securities owned, at fair value		11,015
Other assets		23,591
Total assets	$	282,337
Liabilities and member's equity		
Liabilities:		
Accounts payable and other accrued expenses	$	57,365
Deferred revenue		3,077
Due to parent		34,795
Total liabilities		95,237
Total member's equity		187,100
Total liabilities and member's equity	$	282,337

The accompanying notes are an integral part of these financial statements.

ROBINHOOD FINANCIAL, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Robinhood Financial LLC (the "Company," "we," "our", "us" or "RHF") is a wholly owned subsidiary of Robinhood Markets, Inc. (the "Parent" or "RHM"). We are registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We are a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). Under our membership agreement with FINRA, we are exempt from Exchange Act Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(ii) of such Rule pertaining to the possession or control of customer assets and reserve requirements.

We are a fully disclosed non-exchange member broker-dealer who introduces retail users to purchase and sell equities, options and cryptocurrencies through our platform. Robinhood Securities, LLC ("RHS"), a subsidiary of the Parent, is the affiliated clearing broker-dealer firm of record who clears equities and options trades for the retail users.

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus referred to as "COVID-19" to be a global pandemic. At the onset of the COVID-19 pandemic, we saw substantial growth in our user base, retention, engagement, and trading activity metrics, and over the course of the pandemic we saw periodic all-time highs achieved by the equity markets generally. During this period, market volatility, stay-at-home orders, and increased interest in investing and personal finance, coupled with low interest rates and a positive market environment, especially in the U.S. equity and cryptocurrency markets, helped foster an environment that encouraged an unprecedented number of first-time retail investors to become our users and begin trading on our platform. However, we have seen the growth of our user base in recent periods slow compared to the accelerated growth we experienced in 2020 and the first half of 2021.

The COVID-19 pandemic also resulted, in part, in inefficiencies or delays in our business, operational challenges, additional costs related to business continuity initiatives as our workforce had to transition suddenly to working remotely, and increased vulnerability to cybersecurity attacks or other privacy or data security incidents. The extent of the continuing impact of COVID-19 on our business, financial condition will depend largely on future developments, including the duration of the pandemic, actions taken to contain COVID-19 or address its impact, the impact on capital and financial markets, and the related impact on the financial circumstances of our customers, all of which are highly uncertain and difficult to predict.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Use of Estimates

The preparation of financial statement in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. We base our estimates on historical experience, and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. Assumptions and estimates used in preparing our financial statement includes those related to the determination of contingent liabilities. Actual results could differ from these estimates and could have a material adverse effect on our financial statement.

Segment Information

We operate and report financial information in one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. Substantially all of our assets are attributed to or located in the United States.

Concentration of Credit Risk

We are engaged in various trading and brokerage activities in which counterparties include our affiliated broker-dealer, banks and other financial institutions, when applicable. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is our policy to review, as necessary, the credit standing of each counterparty.

Cash

Cash includes interest and non-interest bearing deposits with banks. We maintain cash in bank accounts at financial institutions that exceed federally insured limits. We are subject to credit risk to the extent any financial institution with which we conduct business is unable to fulfill contractual obligations on our behalf. We have not experienced any losses in such accounts and we believe that we have placed our cash on deposit with financial institutions which are financially stable.

Due From Affiliated Broker-Dealer

Due from affiliated broker-dealer represents receivables from RHS primarily related to transaction-based revenues, margin interest revenue and subscription revenue, net of payables to RHS primarily related to indemnification for unsecured user receivables, interest expense on users' margin balances and clearing fees for clearing services provided by RHS.

Fair Value of Financial Instruments

We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statement on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, our own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 Inputs: unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by us

Level 2 Inputs: quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

Level 3 Inputs: unobservable inputs that are significant to the fair value of the assets or liabilities

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The carrying amounts of certain financial instruments approximate their fair value due to the short-term nature, which include cash and cash equivalents, due from affiliated broker-dealer, accrued interest receivables, other assets, accounts payable and other accrued expenses, deferred revenue, and due to parent.

Securities Owned, at Fair Value

We own an inventory of stocks to be used as promotional rewards for users and new users they refer that open a new account. These securities owned are recorded at their fair value.

Other Assets

Other assets primarily include prepaid expenses and other receivables. We classify prepayments made under contracts as prepaid expenses and expense them over contract terms. These prepaid expenses include items such as prepayments on insurance. As of December 31, 2021, prepaid expenses included in other assets was $22.2 million. We evaluate certain prepaid expenses and other assets for credit losses based on historic events, current economic conditions, and our expectations of future economic conditions and record an allowance for credit loss to estimate uncollectible receivables. The allowance for credit losses for prepaid expenses and other assets were immaterial.

Robinhood Referral Program

The stock rewarded under this program is a share or shares, selected randomly from our previously purchased inventory of settled shares held exclusively for this program, which are included in securities owned, at fair value in our statement of financial condition. Each stock reward is assigned at the time the reward is earned and each share cannot be associated with more than one reward at a time. Our inventory of settled shares is initially recorded at cost and marked to fair market value at each reporting period. As the inventory of shares are held specifically for the referral program and not as investments of the Company. Shares are derecognized when they are claimed by the user and delivered to the users' account.

We record an accrued liability within accounts payable and other accrued expenses in our statement of financial condition at the time the bank account is linked. The liability is initially recorded at the fair market value of the assigned share or shares upon the reward being earned by the referred user (i.e., upon bank linkage) and marked to fair market value until claimed or reversed. The liability is derecognized when the share is claimed by the user and delivered to the users' account. If a user does not claim the stock reward within 60 days of being notified, such reward expires and the liability is reversed. We estimate the amount of unclaimed rewards expected at each reporting period, using historical trends and data, and adjust the accrued liability accordingly.

Loss Contingencies

We are subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, some of which include claims for substantial or unspecified damages. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. We review our lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provide disclosures and record loss contingencies in accordance with the loss contingencies accounting guidance. We establish an accrual for losses at management's best estimate when we assess that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. We monitor these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjust the amount as appropriate.

Income Taxes

We are a single member limited liability company, which is treated as a disregarded entity for income tax purposes. All tax effects of our income or loss are included in the tax returns of the Parent. Therefore, no provision or liability for income taxes is included in the financial statement. No formal tax-sharing arrangement exists between us and the Parent and we have no obligation to fund any tax liability of the Parent with our earnings.

NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

There are no recently issued accounting pronouncements that would materially impact our financial statement and related disclosures for the year ended December 31, 2021.

NOTE 4: FAIR VALUE OF FINANCIAL INSTRUMENTS

We measure equity securities owned for our referral shares program at fair value. Securities that were awarded to our users as a part of our promotional stock referral program but not claimed as of December 31, 2021 were also measured at fair value. We have evaluated the estimated fair value of financial instruments using available market information.

The fair value of securities owned, all of which are equity securities, is based on quoted prices in active markets and classified as Level 1. As of December 31, 2021, we had $0.2 million in liabilities related to equity securities that are classified as Level 1 but not yet claimed, which was included as accounts payable and other accrued expenses in our statement of financial condition.

NOTE 5: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following for the period indicated:

(in thousands)		December 31, 2021
Accounts payable and other accrued expenses	$	15,745
Accrued legal expenses		12,049
Accrued call center expenses		11,617
Accrued market data expenses		10,890
Accrued IT and web services		7,064
Total	$	57,365

NOTE 6: RELATED PARTY TRANSACTIONS

We have an expense sharing agreement with the Parent and pursuant to the agreement, we reimburse the Parent for payroll, technology, information services, occupancy and other expenses. The Parent also pays certain direct expenses on our behalf and cash settles monthly with allocated expenses. At December 31, 2021, the balance due to the Parent was $34.8 million.

During the year ended December 31, 2021, the Parent contributed $43 million in capital to us. We also distributed $40 million of capital back to the Parent in January 2021.

We have a revolving, committed and unsecured credit line for $25 million with the Parent. Interest on this line of credit is based on the effective federal rate as determined by Internal Revenue Service. The credit line has no maturity date and remains in effect until terminated by either party. There were no outstanding borrowings against the line of credit at December 31, 2021 and we did not utilize the credit line during the year. There are no covenants to the lines of credit with the Parent.

Pursuant to the clearing agreement with RHS, we introduce our users to RHS on a fully disclosed basis and utilize RHS to clear and facilitate trades. As of December 31, 2021, due from affiliated broker-dealer in the statement of financial condition consists of cash held at our proprietary account at RHS of $9.1 million and the balance due from RHS of $60.0 million.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Matters

The securities industry is highly regulated and many aspects of our business involve substantial risk of liability. In past years, there has been an increasing incidence of litigation involving the brokerage industry, including class action suits that generally seek substantial damages. Damages may include, in some cases, punitive damages. Compliance and trading problems that are reported to federal and state regulators, exchanges, or other self-regulatory organizations ("SROs") by dissatisfied users are investigated by such regulatory bodies, and, if pursued by such regulatory bodies or such users, may rise to the level of arbitration or disciplinary action. We are also subject to periodic regulatory audits and inspections.

Like other brokerage firms, we have been named as a defendant in lawsuits and from time to time we have been threatened with, or named as a defendant in arbitrations and administrative proceedings.

The outcomes of legal and regulatory matters are inherently uncertain and some of these matters may result in adverse judgments or awards, including penalties, injunctions, or other relief, and we may also determine to settle a matter because of the uncertainty and risks of litigation.

We record an accrual for legal and regulatory matters at management's best estimate when we determine that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. Amounts accrued for legal and regulatory contingencies in the aggregate were $5.0 million as of December 31, 2021. With respect to matters discussed below for which no accrual has been made or which have a potential loss in excess of amounts accrued, we believe, based on current knowledge, that any losses or ranges of losses (in excess of amounts accrued, if applicable) as of December 31, 2021 that are reasonably possible and can be reasonably estimated will not, in the aggregate, have a material adverse effect on our business or financial position. However, for many of the matters disclosed below, particularly those in early stages, we cannot reasonably estimate the reasonably possible loss (or range of loss), if any. In addition, the ultimate outcome of legal proceedings involves judgments, estimates, and inherent uncertainties and cannot be predicted with certainty. Any judgment entered against us, or any adverse settlement, could materially and adversely impact our business and financial condition.

Described below are certain pending matters in which there is at least a reasonable possibility that a material loss could be incurred. We intend to continue to defend these matters vigorously.

Best Execution, Payment for Order Flow, and Sources of Revenue Matters

Beginning in December 2020, multiple putative securities fraud class action lawsuits were filed against RHM, RHF and RHS. Five cases were consolidated in the United States District Court for the Northern District of California. An amended consolidated complaint was filed in May 2021, alleging violations of Section 10(b) of the Exchange Act and various state law causes of action based on claims that we violated the duty of best execution and misled putative class members by publishing misleading statements and omissions in customer

communications relating to the execution of trades and revenue sources (including PFOF). Plaintiffs seek damages, restitution, disgorgement, and other relief. In February 2022, the court granted our motion to dismiss the amended consolidated complaint without prejudice.

March 2020 Outages

A consolidated putative class action lawsuit relating to service outages on our stock trading platform on March 2-3, 2020 and March 9, 2020 (the "March 2020 Outages") is pending in the United States District Court for the Northern District of California. The lawsuit generally alleges that putative class members were unable to execute trades during the March 2020 Outages because our platform was inadequately designed to handle customer demand and RHM, RHF, and RHS failed to implement appropriate backup systems. The lawsuit includes, among other things, claims for breach of contract, negligence, gross negligence, breach of fiduciary duty, unjust enrichment and violations of certain California consumer protection statutes. The lawsuit generally seeks damages, restitution, and/or disgorgement, as well as declaratory and injunctive relief. A plaintiff's motion for class certification, which RHM, RHF, and RHS oppose, and our motion for summary judgment in for summary of RHM, RHF, and RHS are currently pending.

In September 2021, approximately 400 jointly-represented customers initiated an arbitration of individual claims against us arising out of the March 2020 Outages and other alleged system outages. We are contesting the claims, and a hearing has been scheduled for September 2022.

Options Trading and Related Customer Communications and Displays

The SEC's Examinations Division conducted an examination and identified deficiencies, to which RHF responded, with respect to account takeovers, identity theft in connection with new account opening, processes for approving or rejecting certain accounts for options trading, and customer support response times. Certain state regulatory authorities are conducting investigations regarding RHF's options trading and related customer communications and displays and options trading approval process. RHF is cooperating with the regulators' requests. FINRA also conducted an investigation and reached a settlement with RHF regarding the same options trading issues.

FINRA Multi-Matter Settlement

On June 30, 2021, RHF resolved with FINRA, on a no admit, no deny basis, certain investigations and examinations, including investigations into systems outages, RHF's options product offering, and margin-related communications with customers, among others. The resolution did not address all the matters FINRA is investigating, including those relating to the Early 2021 Trading Restrictions (as defined below), account takeovers and anti-money laundering issues, RHS's fractional shares trade reporting, customer support procedures, or customer arbitration agreements. RHF and RHS have continued to cooperate with FINRA on these matters. The resolution involved the following components: (i) charges of violations of FINRA rules; (ii) a fine of $57.0 million; (iii) customer restitution of approximately $12.6 million; (iv) a censure; and (v) engagement of an independent consultant. In July 2021, we paid the $57.0 million penalty in cash. As of December 31, 2021, we had paid all of the customer restitution.

Account Takeovers

In November 2020, FINRA Enforcement commenced an investigation into RHF concerning account takeovers, or circumstances under which an unauthorized actor successfully logs into a customer account, as well as anti-money laundering and cybersecurity issues. Since February 2021, RHF has received requests for documents and information from the SEC's Enforcement Division in connection with its investigation into account takeovers and, more recently, suspicious activity report filings and issues related to the Electronic Funds Transfer Act. Additionally, state regulators, including the New York Attorney General's Office, have opened inquiries into RHM, RHF, and RHC related to account takeovers. RHM, RHF, and RHC are cooperating with these investigations and inquiries. The SEC's Examinations Division also conducted an examination and identified deficiencies, to which RHF responded, with respect to, among other things, account takeovers and identity theft in connection with new account opening.

In January 2021, Siddharth Mehta filed a putative class action in California state court against RHF and RHS, purportedly on behalf of approximately 2,000 Robinhood customers whose accounts were allegedly accessed by unauthorized users. RHF and RHS removed this action to the United States District Court for the Northern District of California. Plaintiff generally alleges that RHF and RHS breached commitments made and duties owed to customers to safeguard customer data and assets and seek monetary damages and injunctive relief. The matter is currently in the discovery stage.

Massachusetts Securities Division Matter

In December 2020, the Enforcement Section of the Massachusetts Securities Division ("MSD") filed an administrative complaint against RHF, which stems from an investigation initiated by the MSD in July 2020. The complaint alleges three counts of Massachusetts securities law violations regarding alleged unethical and dishonest conduct or practices, failure to supervise, and failure to act in accordance

with the Massachusetts fiduciary duty standard, which became effective on March 6, 2020 and had an effective enforcement date beginning September 1, 2020. Among other things, the MSD alleges that our product features and marketing strategies, outages, and options trading approval process constitute violations of Massachusetts securities laws. MSD subsequently filed an amended complaint that seeks, among other things, injunctive relief (a permanent cease and desist order), censure, restitution, disgorgement, appointment of an independent consultant, an administrative fine, and revocation of RHF's license to operate in Massachusetts. If RHF were to lose its license to operate in Massachusetts, we would not be able to acquire any new customers in Massachusetts, and we expect that our current customers in Massachusetts would be unable to continue utilizing any of the services or products offered on our platform (other than closing their positions) and that we may be forced to transfer such customers' accounts to other broker-dealers. Additionally, revocation of RHF's Massachusetts license could trigger similar disqualification or proceedings to restrict or condition RHF's registration by other state regulators. A revocation of RHF's license to operate in Massachusetts would result in RHF and RHS being subject to statutory disqualification by FINRA and the SEC, which would then result in RHF needing to obtain relief from FINRA subject to SEC review in order to remain a FINRA member and RHS possibly needing relief from FINRA or other SROs.

In April 2021, RHF filed a complaint and motion for preliminary injunction and declaratory relief in Massachusetts state court seeking to enjoin the MSD administrative proceeding and challenging the legality of the Massachusetts fiduciary duty standard. In May 2021, the state court denied RHF's motion for a preliminary injunction, finding that RHF would not suffer irreparable harm if MSD proceeded with the pending administrative action, but determined that RHF may seek a declaration that the disputed regulation is unlawful without first exhausting its remedies in the administrative action. In September 2021, the parties filed cross-motions for partial judgment on the pleadings and a hearing was held on those motions in December 2021.

Text Message Litigation

In August 2021, Cooper Moore filed a putative class action against RHF alleging that RHF initiated or assisted in the transmission of commercial electronic text messages to Washington State residents without their consent in violation of Washington state law. The complaint seeks statutory and treble damages, injunctive relief, and attorneys' fees and costs. The case is currently pending in the U.S. District Court for the Western District of Washington. RHF has filed a motion to dismiss the complaint.

Early 2021 Trading Restrictions Matters

Beginning on January 28, 2021, due to increased deposit requirements imposed on RHS by the National Securities Clearing Corporation ("NSCC") in response to unprecedented market volatility, particularly in certain securities, RHS temporarily restricted or limited its customers' purchase of certain securities, including GameStop Corp. and AMC Entertainment Holdings, Inc., on our platform (the "Early 2021 Trading Restrictions").

A number of individual and putative class actions related to the Early 2021 Trading Restrictions were filed against RHM, RHF, and RHS, among others, in various federal and state courts. In April 2021, the Judicial Panel on Multidistrict Litigation entered an order centralizing the federal cases identified in a motion to transfer and coordinate or consolidate the actions filed in connection with the Early 2021 Trading Restrictions in the United States District Court for the Southern District of Florida (the "MDL"). The court subsequently divided plaintiffs' claims against Robinhood into three tranches: federal antitrust claims, federal securities law claims, and state law claims. In July 2021, plaintiffs filed consolidated complaints seeking monetary damages in connection with the federal antitrust and state law tranches. The federal antitrust complaint asserted one violation of Section 1 of the Sherman Act; the state law complaint asserted negligence and breach of fiduciary duty claims. In August 2021, Robinhood moved to dismiss both of these complaints. In September 2021, plaintiffs filed an amended complaint asserting state law claims of negligence, breach of fiduciary duty, tortious interference with contract and business relationship, civil conspiracy, and breaches of the covenant of good faith and fair dealing and implied duty of care. In November 2021, the court dismissed the federal antitrust complaint without prejudice, and plaintiffs for the federal securities tranche filed a complaint alleging violations of Sections 9(a) and 10(b) of the Exchange Act. In January 2022, we moved to dismiss the federal securities law complaint, and plaintiffs filed an amended complaint in connection with the federal antitrust tranche. In January 2022, the court dismissed the state law complaint with prejudice. In February 2022, Robinhood moved to dismiss the amended complaint filed in connection with the federal antitrust tranche.

RHM, RHF, RHS, and our Co-Founder and CEO, Vladimir Tenev, among others, have received requests for information, and in some cases, subpoenas and requests for testimony, related to investigations and examinations of the Early 2021 Trading Restrictions from the United States Attorney's Office for the Northern District of California ("USAO"), the U.S. Department of Justice, Antitrust Division, the SEC's Division of Enforcement , FINRA, the New York Attorney General's Office, other state attorneys general offices, and a number of state securities regulators. Also, a related search warrant was executed by the USAO to obtain Mr. Tenev's cell phone. There have been several inquiries based on specific customer complaints. We have also received requests from the SEC's Division of Examinations and Division of Enforcement and FINRA related to employee trading in certain securities that were subject to the Early 2021 Trading Restrictions, including GameStop Corp. and AMC Entertainment Holdings, Inc., during the week of January 25, 2021. These matters include requests related to whether any employee trading in these securities may have occurred after the decision to impose the Early 2021 Trading Restrictions and before the public announcement of the Early 2021 Trading Restrictions on January 28, 2021. The SEC's Division of Examinations concluded their examinations related to the Early 2021 Trading Restrictions. In February 2021, SEC staff notified us of their findings to which we are in

the process of responding. FINRA has also requested information about policies, procedures, and supervision related to employee trading generally. In addition, we have received information and testimony requests from certain committees and members of the U.S. Congress and Mr. Tenev, among others, has provided testimony with respect to the Early 2021 Trading Restrictions. We are cooperating with these investigations and examinations.

Registration Requirements for Member Personnel

In July 2021, RHF received a FINRA investigative request seeking documents and information related to its compliance with FINRA registration requirements for member personnel, including related to the FINRA non-registration status of Mr. Tenev and Co-Founder and Chief Creative Officer Mr. Bhatt. Robinhood is cooperating with the investigation.

NOTE 8: NET CAPITAL REQUIREMENTS

We are subject to the Securities and Exchange Commission's uniform net capital rule (Exchange Act Rule 15c3-1). Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies. We have elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $0.25 million or 2% of the Rule 15c3-3 aggregate debit balances arising from customer transactions, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Our net capital balance changes day to day, but on December 31, 2021, we had net capital of $153.4 million which was $153.2 million in excess of our required net capital of $0.25 million.

NOTE 9: SUBSEQUENT EVENTS

We have evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statement. The evaluation was performed through February 25, 2022, the date the financial statement was available to be issued. No event took place that requires recording or disclosure in our financial statement.